

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2013

Via E-mail
Yuanqin (Terence) Chen
Chief Financial Officer
China New Borun Corp.
Bohai Industrial Park, Yangkou Town
Shouguan, Shandong
People's Republic of China 262715

> **Re:** **China New Borun Corp.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 24, 2013**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 6, 2012**
> **File No. 001-34754**

Dear Mr. Chen:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining